Exhibit 99.3

Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless otherwise stated)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Equinox Gold Corp. and subsidiaries (“Equinox Gold Corp.” or the “Company”) and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

Equinox Gold Corp. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. The Company’s internal control over financial reporting as of December 31, 2020, is based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee (“Committee”).

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over financial reporting, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual consolidated financial statements, management’s discussion and analysis and the external auditors’ reports. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

/s/ Christian Milau	/s/ Peter Hardie

Christian Milau	Peter Hardie
Chief Executive Officer	Chief Financial Officer

March 19, 2021

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Equinox Gold Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Equinox Gold Corp. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 19, 2021 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Equinox Gold Corp. Page 2

Critical Audit Matter

The critical audit matter communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value of the mineral properties acquired as part of the Leagold Mining Corporation acquisition

As discussed in Notes 5 and 9 to the consolidated financial statements, on March 10, 2020 the Company acquired 100% of the issued and outstanding shares of Leagold Mining Corporation (Leagold) with an acquisition date fair value of $764,083 thousand. The transaction was accounted for as a business combination. In allocating the purchase consideration to the acquired assets and liabilities, $909,715 thousand was allocated to mineral properties. To determine the fair value of mineral properties, the Company used a discounted cash flow approach.

We identified the evaluation of the fair value of mineral properties acquired in the Leagold acquisition as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty associated with the key inputs to the discounted cash flow model, which included future gold prices, expected future production costs and capital expenditures, discount rates and the estimated quantities of mineral reserves and resources and the expected life of the mines.

The following are the primary procedures we performed to address this critical audit matter. We compared the expected future production costs and capital expenditures in the discounted cash flow models to third party technical reports and to actual historical costs incurred. We evaluated the Company’s estimate of mineral reserves and resources by comparing the estimates to third party technical reports and actual historical production. We evaluated the competence, capabilities, and objectivity of the qualified persons responsible for the estimates of the mineral reserves and resources, and the expected life of the mines. We involved valuation professionals with specialized skills and knowledge, who assisted in:

- Evaluating the future gold prices used in the discounted cash flow models by comparing them to third-party data; and

- Evaluating the discount rates used in the discounted cash flow models by comparing them against a discount rate range that was independently developed using publicly available market data for comparable entities.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2016.

Vancouver, Canada

March 19, 2021

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Equinox Gold Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited Equinox Gold Corp.’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 19, 2021 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to ineffective controls over the purchase price accounting related to the Leagold Mining Corporation acquisition. Specifically, the Company did not (i) identify and deploy control activities through policies that establish expectations and procedures that put policies into action, and (ii) internally communicate information, including objectives and responsibilities for internal control, necessary to support the function of internal control. As a result, there was inadequate control over the determination of the fair value of acquired assets and over the resulting deferred income tax liabilities recognized, as well as inadequate documentation over such controls. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired Leagold Mining Corporation during 2020, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, Leagold Mining Corporation’s internal control over financial reporting associated with total revenues of $360.7 million, net income of $21.8 million, total current assets of $326.5 million, total non-current assets of $1,314.6 million, total current liabilities of $80.8 million and total non-current liabilities of $317.0 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2020. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Leagold Mining Corporation.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Equinox Gold Corp. Page 2

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion Analysis under the heading “Management’s Report on Internal Controls Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 19, 2021

Consolidated Statements of Financial Position

As at December 31, 2020 and 2019

(Expressed in thousands of United States dollars)

	Note	2020	2019

Assets

Current assets
Cash and cash equivalents		$344,926	$67,716
Restricted cash – current		1,206	607
Trade and other receivables	6	55,872	27,390
Inventory	7	208,290	46,262
Other current assets		35,730	6,681
		646,024	148,656
Non-current assets
Restricted cash		2,004	14,678
Inventory	7	130,888	141,578
Investment in associate	8	22,287	7,162
Mineral properties, plant and equipment	9	1,843,404	497,944
Exploration and evaluation assets		13,750	13,750
Other assets		13,474	15,582

Total assets		$2,671,831	$839,350

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	10	$130,543	$67,204
Current portion of loans and borrowings	11	13,333	61,574
Derivative liabilities – current	12	63,993	-
Other current liabilities		14,794	3,145

		222,663	131,923
Non-current liabilities
Loans and borrowings	11	531,908	202,475
Derivative liabilities	12	90,573	56,146
Reclamation obligations	13	117,103	29,885
Other long-term liabilities	14	32,769	5,150
Deferred tax liabilities	22	229,860	10,712

Total liabilities		1,224,876	436,291
Shareholders’ equity
Share capital	16	1,518,042	505,686
Reserves		38,779	27,959
Deficit		(109,866)	(130,586)

Total equity		1,446,955	403,059

Total liabilities and equity		$2,671,831	$839,350

Commitments and contingencies (notes 9 and 30)

Subsequent events (note 16(b) and 31)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors

“Ross Beaty”	“Lenard Boggio”
Director	Director

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except share and per share amounts)

	Note	2020	2019

Revenue	17	$842,507	$281,697
Operating expenses	18	(422,261)	(159,198)
Depreciation and depletion		(131,632)	(38,645)

Earnings from mine operations		288,614	83,854

Care and maintenance	19	(64,995)	-
Exploration		(11,840)	(8,754)
General and administration	20	(40,392)	(19,976)

Income from operations		171,387	55,124

Finance expense		(39,751)	(17,537)
Finance income		1,819	1,950
Other expense	21	(91,924)	(52,723)

Net income (loss) before taxes		41,531	(13,186)
Current tax expense	22	(35,050)	(7,250)
Deferred tax recovery	22	14,239	112

Net income (loss) and comprehensive income (loss)		$20,720	$(20,324)

Net income (loss) and comprehensive income (loss) attributable to:
Equinox Gold shareholders		$20,720	$(18,360)
Non-controlling interest		-	(1,964)

		$20,720	$(20,324)

Net income (loss) per share
Basic	24	$0.10	$(0.16)
Diluted	24	$0.09	$(0.16)

Weighted average shares outstanding
Basic	24	212,487,729	112,001,484
Diluted	24	218,411,971	112,001,484

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars)

	Note	2020	2019

Cash provided by (used in):

Operations

Net income (loss) for the period		$20,720	$(20,324)

Adjustments for:

Depreciation and depletion		151,903	39,129

Change in fair value of warrants	12(c)	29,862	38,185

Unrealized loss on gold contracts	12(a)	12,868	-

Tax expense	22	20,811	7,138

Finance expense		39,751	17,537
Unrealized (gain) loss on foreign exchange contracts	12(b)	14,147	(1,640)

Share-based compensation	16(c)	8,140	5,632

Expected credit losses		6,074	668

Finance fees paid		(37,415)	(17,500)

Unrealized foreign exchange (gain) loss		(4,818)	955

Income taxes paid		(32,788)	(4,868)

Other		2,451	11,229
Operating cash flow before non-cash changes in working capital		231,706	76,141

Changes in non-cash working capital:
Accounts receivable and other current assets		(15,194)	(4,200)
Inventory		20,545	(36,492)
Accounts payable and accrued liabilities		(20,544)	24,273

		216,513	59,722

Investing
Proceeds from sale of assets	6(b)	6,500	784
Acquisition of Leagold Mining	5	55,252	-
Investment in Solaris Resources	8	(12,480)	-
Capital expenditures		(172,902)	(97,577)
Other		(5,691)	(14,500)

		(129,321)	(111,293)
Financing
Proceeds from option and warrant exercises	16	171,530	678
Draw down of loans and borrowings	11	518,958	189,661
Net proceeds from equity financings	16(b)	39,938	-
Decrease in restricted cash		11,635	537
Repayment of loans and borrowings	11	(546,274)	(136,888)
Lease payments		(6,667)	(438)
Other		960	3,446

		190,080	56,996

Effect of foreign exchange on cash and cash equivalents		(62)	1,469

Increase in cash and cash equivalents		277,210	6,894

Cash and cash equivalents, beginning of year		67,716	60,822

Cash and cash equivalents, end of year		$344,926	$67,716

Supplemental cash flow information (note 25)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, except share amounts)

	Share Capital
	Shares	Amount	Reserves	Deficit	Non-controlling interest	Total

December 31, 2018	110,425,401	$491,100	$15,402	$(111,723)	$14,519	$409,298

Shares issued to settle debenture (note 11(e))	2,227,835	10,110	-	-	-	10,110

Shares issued on exercise of warrants, stock options and RSUs (note 16(c))	799,127	4,476	(2,896)	-	-	1,580

Equity component of Convertible Notes (note 11(c))	-	-	10,217	-	-	10,217

Share-based compensation	-	-	5,236	-	-	5,236

Changes in non-controlling interest from equity offerings and other	-	-	-	(503)	3,949	3,446

Deconsolidation of Solaris Resources	-	-	-	-	(16,504)	(16,504)

Net loss and comprehensive loss	-	-	-	(18,360)	(1,964)	(20,324)

December 31, 2019	113,452,363	$505,686	$27,959	$(130,586)	$-	$403,059

Shares and options issued for acquisition of Leagold Mining (note 5)	94,635,765	732,042	19,777	-	-	751,819
Shares issued in financing (note 16(b))	6,472,491	40,000	-	-	-	40,000
Shares issued on exercise of shareholder anti-dilution right (note 16(b))	461,947	2,855	-	-	-	2,855

Equity component of Convertible Notes (note 11(b))	-	-	8,322	-	-	8,322
Shares issued on exercise of warrants, stock options and RSUs (note 16(c))	27,331,840	237,521	(22,104)	-	-	215,417

Share-based compensation	-	-	4,825	-	-	4,825

Share issue costs	-	(62)	-	-	-	(62)
Net income and comprehensive income	-	-	-	20,720	-	20,720

Balance December 31, 2020	242,354,406	$1,518,042	$38,779	$(109,866)	$-	$1,446,955

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

1.	NATURE OF OPERATIONS

Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (“TSX”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares also trade on the NYSE American Stock Exchange (“NYSE-A”) in the United States under the symbol “EQX”.

Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold. On March 10, 2020, the Company completed its acquisition of Leagold Mining Corporation (“Leagold”). The results of operations of Leagold are included in these financial statements from March 10, 2020 (note 5).

All of the Company’s properties are located in the Americas, with one property in Mexico, two in the United States and five in Brazil. Each property is wholly-owned by the Company. The Company’s producing assets are the Los Filos Mine Complex (“Los Filos”) in Mexico, the Mesquite Mine (“Mesquite”) and Castle Mountain Mine (“Castle Mountain”) in the United States, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”), RDM Mine (“RDM”) and Pilar Mine (“Pilar”) in Brazil. The Company’s Santa Luz project (“Santa Luz”) in Brazil is in the early stage of construction.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”) issued and outstanding as of December 31, 2020. These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 19, 2021.

(b)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control is defined as Equinox Gold having power over the entity, rights to variable returns from its involvement with the entity, and the ability to use its power to affect the amount of returns. All intercompany transactions and balances are eliminated on consolidation.

At December 31, 2020, the Company’s material subsidiaries include the following:

Company	Location	Ownership Interest
Castle Mountain Venture	USA	100%
Desarrollos Mineros San Luis S.A. de C.V.	Mexico	100%
Fazenda Brasileiro Desenvolvimento Mineral Ltda	Brazil	100%
Mineração Aurizona S.A.	Brazil	100%
Mineração Riacho Dos Machados Ltda	Brazil	100%
Pilar de Goias Desenvolvimento Mineral Ltda	Brazil	100%
Santa Luz Desenvolvimento Mineral Ltda	Brazil	100%
Western Mesquite Mines, Inc.	USA	100%

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

2.	BASIS OF PREPARATION (CONTINUED)

(d)	Functional currency and presentation currency

Except as otherwise noted, these financial statements are presented in United States dollars (“US dollars”), the functional currency of the Company and its subsidiaries.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the statement of financial position. Non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair value, in which case it will be translated at the exchange rate in effect at the date when the fair value was determined. Resulting foreign exchange gains and losses are recognized in income or loss. Foreign currency gains and losses are reported on a net basis.

(e)	Accounting standards and amendments issued but not yet adopted

The following standards and interpretations have been issued but are not yet effective as of December 31, 2020:

IAS 16, Property, Plant and Equipment – Proceeds before Intended Use

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16, Property, Plant and Equipment – Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.

The effective date is for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The amendment applies retrospectively, but only to items of property, plant and equipment made available for use in the earliest period presented in the financial statements in the year of adoption.

The Company intends to adopt the amendment in its financial statements for the annual period beginning on January 1, 2021. On adoption, the Company will reclassify $1.6 million of pre-commercial production net income from property, plant and equipment as at December 31, 2020 to the statement of income (loss) for the year ended December 31, 2020, comprising of $2.9 million in revenue, $1.0 million in production costs and $0.3 million in depreciation.

Interest rate benchmark reform

On August 27, 2020, the IASB issued “Interest Rate Benchmark Reform – Phase 2 (amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting related to financial instruments and hedge accounting resulting from the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021 and are to be applied retrospectively. The Company is currently assessing the impact of the amendments on the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Business combinations

A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs but can be integrated with the inputs and processes of the Company to create outputs.

When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs are expensed as incurred.

Non-controlling interests (“NCI”) are the equity in a subsidiary not attributable, directly or indirectly, to a parent. NCI are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Goodwill is recognized as the sum of the total consideration (acquisition date fair value) transferred by the Company, including contingent consideration and the NCI in the acquiree, less the fair value of net assets acquired.

(b)	Revenue recognition

Revenue is generated from the sale of gold doré with each shipment considered a separate performance obligation. The Company recognizes revenue at the point when the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the customer controls the risks and rewards of ownership and the Company has the present right to payment for the delivery of gold doré. Sales proceeds from saleable gold produced during the testing phase before a mine is determined to be operating in the manner intended by management is deducted from capitalized mine development costs.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand with banks and highly liquid investments with a maturity date at purchase of less than 90 days.

(d)	Restricted cash

Restricted cash consists of deposits held as security for income tax assessments and letters of credit.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Inventory

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour and materials, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production and selling costs to convert the inventories into saleable form.

The recovery of gold from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in ore. The resulting solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests and purchase price allocations. Costs are removed from ore on leach pads as ounces of gold are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The recovery of gold from the leach pad is not known until the leaching process has concluded. In the event the Company determines, based on engineering estimates, that a quantity of gold or other metal contained in ore on leach pads is to be recovered over a period exceeding 12 months, that portion is classified as non-current.

Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Consumable stores inventory includes the costs of consumables used in operations and is valued at the lower of average cost and net realizable value, with replacement costs being the typical measure of net realizable value.

Write-downs of inventory are reported in current period operating costs. The Company may reverse a write-down in the event there is a subsequent increase in the net realizable value of the inventory.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Exploration and evaluation expenditures

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering exploration data through geophysical studies.

The Company capitalizes significant direct costs of acquiring resource property interests. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Exploration, evaluation and property maintenance costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contains proven and probable reserves are expensed as incurred up to the date of establishing that property costs are economically recoverable, that the project is technically feasible and upon receipt of project development approval from the Board of Directors. Approval from the Board of Directors will be dependent upon the Company obtaining necessary permits and licenses to develop the mineral property. When approval for project development is received, the related capitalized exploration and evaluation costs are assessed for impairment and the related carrying value is then reclassified to mineral property. If no economically viable ore body is discovered, previously capitalized acquisition costs are expensed in the period that the property is determined to be uneconomical or abandoned. Value-added taxes are included in exploration and evaluation costs when the recoverability of these amounts is uncertain.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and non-compliance with regulatory requirements or title may be affected by undetected defects.

(g)	Mineral properties, plant and equipment

(i)	Mineral properties and mine development costs

Development expenditures are those incurred subsequent to the establishment of economic recoverability and after receipt of project approval from the Board of Directors. Development costs are capitalized and included in the carrying amount of the related property.

Mineral property and mine development costs capitalized are amortized using the units-of-production method over the estimated recoverable ounces, which is the estimated total ounces to be extracted in current and future periods based on proven and probable reserves and, in the case of certain underground mines, certain measured, indicated and inferred resources.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ii)	Deferred stripping costs

Stripping activity that improves access to ore is accounted for as an addition to or enhancement of an existing asset. Stripping activity assets are recognized when the following three criteria are met:

●	It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;

●	The Company can identify the component of the ore body for which access has been improved; and

●	The costs relating to the stripping activity associated with that component can be measured reliably.

During the development of a mine, stripping costs are capitalized and included in the carrying amount of the assets that they relate to within mineral properties, plant and equipment. These assets are amortized on a units-of-production basis over the remaining proven and probable reserves of the respective components.

During the production phase of a mine, stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the reserves that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are considered as costs of sales and included in operating expenses.

(iii)	Plant and equipment

Plant and equipment is carried at cost, less accumulated amortization and accumulated impairment losses. The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located and, where applicable, borrowing costs.

The carrying amounts of plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Asset class	Estimated useful life (years)
Fixed plant and related components and infrastructure	Units-of-production over life of mine
Mobile equipment	3-10 years

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Investments in Associates

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those decisions. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee, unless it can be clearly demonstrated that the Company does not have significant influence.

The Company accounts for its investment in associate using the equity method. Under the equity method, the Company’s investment in associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income (loss) and other comprehensive income (loss) of the associate, after any other adjustments for movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income or losses of its associate are recognized in net income (loss) during the period. Dividends and repayments of capital received from the associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes the observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value in use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced in the period in which the relevant circumstances are identified.

(i)	Goodwill

Goodwill may arise on or from the Company’s acquisitions and is not amortized. The Company performs an impairment test for goodwill annually and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of an operation, which is the cash-generating unit to which goodwill has been allocated, exceeds the recoverable amount, an impairment loss is recognized for the amount of the excess.

The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the operation to nil and then to the other assets based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Financial instruments

Financial instruments are recognized initially at fair value. Subsequent to initial recognition, financial instruments are classified and measured as described below.

Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

(i)	Amortized cost

Financial assets are recorded at amortized cost if both of the following criteria are met: 1) the objective of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent ‘solely payments of principal and interest’.

The Company’s cash and cash equivalents, accounts receivable and deposits, receivables from asset sales, and reclamation bonds are recorded at amortized cost as they meet the required criteria.

(ii)	Financial assets recorded at fair value through income (loss)

Financial assets are classified at fair value if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in net income (loss). The Company’s marketable securities are classified as financial assets measured at fair value through income (loss).

(iii)	Financial liabilities

Accounts payable and accrued liabilities, loans and borrowings and certain other long-term liabilities are accounted for at amortized cost using the effective interest rate method. The amortization of debt issue costs is calculated using the effective interest rate method.

(k)	Derivative liabilities

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed. The Company’s derivatives are subsequently re-measured at their fair value at each statement of financial position date with changes in fair value recognized in net income or loss.

As the exercise price of certain of the Company’s share purchase warrants is fixed in Canadian dollars, and the functional currency of the Company is the US dollar, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX for warrants that are trading.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

(l)	Leases

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs and, if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the statement of financial position.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Provisions

(i)	Reclamation and restoration provisions

The Company is subject to environmental laws and regulations. Provisions for closure and reclamation costs are recognized at the time the legal or constructive obligation first arises which is generally the time that the environmental disturbance occurs. Upon initial recognition of the provision, the corresponding cost is added to the carrying amount of mineral properties, plant and equipment and is amortized using the same method as applied to the specific asset. Following the initial recognition of the provision, the carrying amount is increased for unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows needed to settle the obligation. The unwinding of the discount is recognized as finance expense in net income or loss while the effect of the changes to the discount rate and the amount or timing of cash flows are recognized in mineral properties, plant and equipment.

Due to uncertainties inherent in environmental remediation, the ultimate cost of future site closure and reclamation could differ from the amounts provided. The estimate of future site closure and reclamation costs is subject to change based on amendments to laws and regulations, changes in technologies, price increases and changes in interest rates, and as new information concerning the Company’s closure and reclamation obligations becomes available. Such changes are reflected prospectively in the determination of the provision.

(ii)	Other provisions

A provision is recognized if, because of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflect the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance expense.

(n)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. Proceeds related to the issuance of units are allocated between the common shares and warrants on a relative fair value basis where warrants are classified as equity instruments. For warrants classified as derivative liabilities, the fair value of the warrants is determined with the residual amount allocated to the common shares.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Impairment

(i)	Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested for impairment at least annually regardless of whether an indicator of impairment exists.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, fair value less costs to sell is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash generating unit” or “CGU”). This generally results in the Company evaluating its non-financial assets on a property-by-property basis.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount. An impairment charge is reversed through net income or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized. An impairment loss for goodwill is not reversed.

(ii)	Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial assets is measured at an amount equal to lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset and amount equal to the twelve-month expected credit losses. For trade receivables, the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Share-based payments

(i)	Stock options

The Company grants stock options to acquire common shares to directors, officers and employees. The Board of Directors determines the specific grant terms within the limits set by the Company’s stock option plan.

The fair value of the estimated number of stock options that will eventually vest, determined as of the date of the grant, is recognized as share-based compensation expense over the vesting period of the stock options, with a corresponding increase in shareholders’ equity (in other reserves). The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date.

The cost of the stock options is measured using the estimated fair value at the date of the grant determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of the options granted is determined based on historical data on the average hold period before exercise, cancellation or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgement.

(ii)	Restricted share units (“RSUs”)

The Company grants to employees, officers, directors and consultants, RSUs in such numbers and for such terms as may be determined by the Board of Directors. RSUs granted under the RSU Plan are exercisable into common shares for no additional consideration after the vesting conditions, as specified by the Board of Directors, are met. RSUs are measured at fair value on the date of grant and the corresponding share-based compensation is recognized over the vesting period in cost of sales, exploration or general and administration expenses, as applicable.

In addition to service conditions, RSUs may have performance-based vesting conditions (“pRSU”). Share-based compensation for these pRSUs is measured on the grant date but is recognized only when it is more likely than not that the performance vesting conditions will be met.

(q)	Employee benefits

Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. There are no long-term employee benefits.

(r)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction/development or exploration of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed as finance expense in the period in which they are incurred.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Income tax

Income tax on income or loss comprises current and deferred tax. Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable or receivable related to previous years.

Deferred tax is recognized for differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recorded for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, temporary differences arising on the initial recognition of goodwill and temporary differences relating to the investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse based on laws that have been enacted or substantively enacted at period end.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when they are related to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(t)	Income (loss) per share

Basic income (loss) per share (“EPS”) is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, which comprise warrants, convertible debentures, options and RSUs. The dilutive effect of warrants, options and RSUs assumes that the proceeds to be received on exercise are applied to repurchase common shares. Dilutive warrants, options and RSUs are only included in the dilutive calculations to the extent exercise prices are below the average market price of the common shares.

(u)	Comparative information

Certain comparative amounts have been reclassified to conform with the current year’s financial statement presentation. Such reclassifications were not considered material.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

4.	USE OF JUDGEMENTS AND ESTIMATES

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are as follows:

(a)	Judgements

(i)	Acquisitions

On the acquisition of a set of assets and liabilities, a company must determine whether what was acquired includes the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Leagold on March 10, 2020 met the criteria of a business combination and that Equinox Gold was the acquirer.

(ii)	Indicators of impairment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired, or reversal of impairment is needed. Factors considered include current and forecast economic conditions, internal projections and the Company’s market capitalization relative to its net asset carrying amount.

(iii)	Commencement of commercial production

Management considers several factors in determining when a mining property is capable of operating at levels intended by management. Until a mine is capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades, recoveries, and for a heap leach operation, stacking rates and irrigation rates, are assessed over a reasonable period to make this determination. The Company determined that Aurizona was capable of operating at levels intended by management effective July 1, 2019. The Company determined that Phase 1 of Castle Mountain was capable of operating at levels intended by management effective November 21, 2020.

(iv)	Investments

Management applies judgement in assessing whether the facts and circumstances pertaining to each investment result in the Company having control, joint control or significant influence over an investee. During the year ended December 31, 2019, the Company determined that Solaris Resources Inc. (“Solaris”) was no longer a controlled subsidiary as the Company’s ownership interest reduced to approximately 30% as a result of the completion of external financings, and Solaris was self-sustaining for an extended period with no capital injections made by Equinox Gold. The Company determined that it retained significant influence over Solaris, and accounts for its interest using the equity method effective June 30, 2019.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

4.	USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

(v)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(vi)	Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

(b)	Key sources of estimation uncertainty

(i)	Fair value of assets and liabilities acquired

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods including discounted cash flows, depreciated replacement costs and other methods. These models use forecasted cash flows, discount rates, current replacement costs and other assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any. Significant assumptions related to the Company’s acquisition of Leagold are disclosed in note 5.

(ii)	Estimated recoverable ounces

The Company estimates recoverable ounces for determining the number of ounces in heap leach inventory. Changes to the estimates of recoverable ounces in the heap leach inventory can impact the Company’s ability to recover the carrying value of the inventory in the normal course of operations. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

(iii)	Inventory valuation

Management values production inventory at the lower of weighted average production costs and net realizable value (“NRV”). Weighted average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold is recovered.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

4.	USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

(iv)	Impairment of mineral properties, plant and equipment

The determination of fair value less costs to sell and value in use of an asset or CGU requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty, hence, there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the asset or CGU. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in net income (loss).

(v)	Mineral reserve and mineral resource estimates

The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101. Mineral reserves and for certain of the underground mines acquired on March 10, 2020, measured, indicated and inferred mineral resources, determined in this way are used in the calculation of depreciation, depletion and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are taken into account only where there is a high degree of confidence of economic extraction.

There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and resources and may, ultimately, result in mineral reserve and resources estimates being revised. Such changes in mineral reserves and resources could impact depreciation and depletion rates, asset carrying values and the provision for closure and restoration costs.

(vi)	Mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Assumptions with respect to the Company’s mine closure and reclamation costs are disclosed in note 13.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

4.	USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

(vii)	Valuation of derivatives and other financial instruments

The valuation of the Company’s derivative financial instruments requires the use of option pricing models or other valuation techniques. Measurement of warrants with exercise prices denominated in Canadian dollars that are not listed for trading is based on an option pricing model that uses assumptions with respect to share price, expected life, share price volatility and discount rates. Measurement of foreign exchange contracts is based on forward foreign exchange rates. Measurement of gold hedge contracts is based on forward gold prices. Changes in these assumptions and estimates could result in changes in the fair value of these instruments and a corresponding change in the amount recognized in net income (loss). Significant assumptions related to derivatives are disclosed in note 12.

(viii)	Share-based payments

The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options granted to directors, officers and employees. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. Any changes in these assumptions could change the amount of share-based compensation recognized. Significant assumptions related to share-based payments are disclosed in note 16(c).

(ix)	Income taxes and value-added taxes receivable

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company has receivables from various governments for federal and state value-added taxes (“VAT”), and for federal income taxes. Significant estimates and judgements are involved in the assessment of recoverability of these receivables. Changes in management’s impairment assumptions may result in an additional impairment provision or a reduction to any previously recorded impairment provision, with the impact recorded in net income (loss).

(x)	Contingencies

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

5.	ACQUISITIONS

On March 10, 2020, the Company completed the acquisition of Leagold (the “Leagold Acquisition” or “Transaction”). Leagold was a gold mining company with four operating mines, one development project and one expansion project, all located in the Americas, including Los Filos in Mexico, and Fazenda, RDM, Pilar and Santa Luz in Brazil. The acquisition supported the Company’s growth strategy and enhanced the Company’s production profile.

Under the terms of the Transaction, the Company acquired 100% of the issued and outstanding shares of Leagold at an exchange ratio of 0.331 of an Equinox Gold share for each Leagold share. Holders of Leagold options, warrants performance share units (“PSUs”) and deferred share units (“DSUs”) received equivalent Equinox Gold options, warrants, PSUs and DSUs with the number of such securities issuable adjusted by the 0.331 exchange ratio.

By virtue of the Company issuing equity instruments and relative voting rights of Equinox Gold shareholders, including significant minority shareholders post-merger, among other factors, the Company has been identified as the acquirer in the transaction and has accounted for the transaction as a business combination. Transaction costs incurred in respect of the acquisition totaling $5.9 million, of which $4.6 million were incurred in 2020, were expensed and presented within professional fees in general and administration expense in profit or loss.

The acquisition date fair value of the consideration transferred consisted of the following:

Purchase price:
Share consideration(1)	$732,042
Option consideration(2)	19,777
Warrant consideration(3)	8,543
PSU and DSU consideration(4)	3,721
$764,083

(1)	The fair value of 94,635,765 common shares issued to Leagold shareholders was determined using the Company’s share price of C$10.51 per share on the acquisition date.
(2)

The fair value of 5,728,647 replacement options issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$7.77, expected life of 2.07 years, annualized volatility of 60.2%, dividend yield of 0.0%, and discount rate of 0.54%.

(3)

The fair value of 16,626,569 replacement warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$11.14, expected life of 0.32 years, annualized volatility of 44.1%, dividend yield of 0.0%, and discount rate of 0.69%.

(4)	The fair value of 369,919 replacement PSUs and 319,288 replacement DSUs issued was determined using the Leagold share price of C$3.49 on the acquisition date, adjusted for the 0.331 exchange ratio.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

5.	ACQUISITIONS (CONTINUED)

The Company retained an independent appraiser to assist with determination of the fair value of certain assets acquired and liabilities assumed.

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The fair values of mineral properties were estimated using discounted cash flow models and the fair values of plant and equipment were estimated using a combination of the replacement cost approach and the sales comparison approach. Expected future cash flows are based on estimates of future gold prices and projected future revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life of mine plans at the acquisition date.

During the year ended December 31, 2020, the Company completed the analysis to assign fair values to all assets acquired and liabilities assumed. Comparative figures have been recast to reflect the measurement period adjustments detailed below. The following table summarizes the final purchase price allocation:

	Reported as of March 31, 2020	Adjustments	Final allocation
Net assets (liabilities) acquired:
Cash and cash equivalents	$55,252	$-	$55,252
Trade and other receivables	33,524	-	33,524
Inventory(1)	90,082	59,996	150,078
Mineral properties, plant and equipment(2)	1,350,794	(32,009)	1,318,785
Other assets	21,432	-	21,432
Accounts payable and accrued liabilities	(88,490)	(406)	(88,896)
Loans and borrowings and accrued interest	(323,870)	-	(323,870)
Derivative liabilities	(78,526)	-	(78,526)
Reclamation obligations(3)	(69,487)	7,249	(62,238)
Deferred tax liabilities(4)	(195,628)	(34,830)	(230,458)
Other liabilities	(31,000)	-	(31,000)
Fair value of net assets acquired	$764,083	$-	$764,083

(1)	The fair value of inventory was adjusted for refinements to estimated conversion costs for heap leach inventories and estimated forward gold prices in determining net realizable value.
(2)

Measurement period adjustments to mineral properties, plant and equipment result from additional analysis of capital costs recovery rates, and timing of cash flows used in the discounted cash flow models to estimate the fair value of mineral properties. During the period, the Company also physically reviewed fixed assets at certain sites and identified specified assets deemed to be obsolete.

(3)

The fair value of reclamation and remediation liabilities is based on the expected amounts and timing of cash flows for closure activities and discounted to present value using a credit-adjusted risk-free rate as of the acquisition date. Measurement period adjustments relate to refinements of cost escalation and cost estimates.

(4)

Deferred income tax liabilities represent the future tax expense associated with the differences between the fair value allocated to assets and liabilities and the historical carryover tax basis of these assets and liabilities. Measurement period adjustments include a $13.9 million deferred tax liability in relation to certain pre-export finance loans in Brazil and the tax impact of other measurement period adjustments described above and recorded during the period.

Consolidated revenue for the year ended December 31, 2020 includes revenue from the assets acquired in the Leagold Acquisition of $360.7 million. Consolidated net income for the year ended December 31, 2020 includes net loss before tax from Leagold of $24.3 million. Had the transaction occurred on January 1, 2020, pro-forma unaudited consolidated revenue and net income before tax for the year ended December 31, 2020 would have been approximately $932 million and $1 million, respectively.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

6.	TRADE AND OTHER RECEIVABLES

	Note	December 31, 2020	December 31, 2019
Value-added and income tax receivables	6(a)	$29,076	$12,181
Trade receivables		17,172	-
Due from Serabi Gold plc	6(b)	6,429	12,033
Receivable from Inca One		-	2,716
Other receivables		3,195	460

		$55,872	$27,390

(a)

As at December 31, 2020, the Company had $14.6 million (2019 – $12.8 million) and $8.2 million (2019 – $nil) of value-added tax (“VAT”) receivable in Brazil and Mexico, respectively of which $6.5 million (2019 – $3.4 million) of the Brazilian VAT is included in other assets as it is expected to be recovered over a period which exceeds twelve months.

(b)

In March 2020, the Company and Serabi Gold plc (“Serabi”) amended its share and debt purchase agreement in respect of the purchase of Coringa whereby Serabi would pay to the Company monthly installment payments, commencing May 1, 2020, until the outstanding receivable balance of $12.0 million and accrued interest is repaid in full. Installments were $0.5 million for the first three months and increased to $1.0 million thereafter. The receivable attracts interest at a rate of 10% per annum. The receivable is secured by a pledge in the Company’s favour on the shares of Chapleau Resources Ltd. During the year ended December 31, 2020, the Company received $6.5 million from Serabi (2019 – $nil).

7.	INVENTORY

	December 31, 2020	December 31, 2019
Heap leach ore (current and non-current)	$268,703	$158,598
Less: Non-current portion of heap leach ore	(130,888)	(141,578)

Current portion of heap leach ore	137,815	17,020
Stockpiles	13,514	9,776
Work-in-process	14,988	6,366
Supplies	37,473	12,329
Finished goods	4,500	771

Current inventory	$208,290	$46,262

Non-current inventory relates to heap leach ore at Mesquite and Castle Mountain not expected to be recovered in the next year.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

8.	INVESTMENT IN ASSOCIATE

Details of the Company’s investment in associate as at December 31, 2020 and 2019 are as follows:

	Principal Activity	Principal place of business	% Ownership interest		Quoted fair value(2)		Carrying amount
Name of equity accounted for investee			2020	2019	2020	2019	2020	2019
Solaris(1)	Exploration	Ecuador	26.5	30.3	$132,026	$-	$22,287	$7,162

(1)

On June 30, 2019, the Company determined that Solaris was no longer a controlled subsidiary due to dilution of its interest to approximately 32% and the fact Solaris was self-sustaining for an extended period. On deconsolidation, the Company recorded its interest retained in Solaris at fair value.

(2)

The fair value of the Company’s interest in Solaris, which listed on the TSX Venture Exchange during 2020, was based on the quoted market price at December 31, 2020, which is a Level 1 input in terms of IFRS 13. A quoted market price was not available as at December 31, 2019, as Solaris was not a listed company.

For the purposes of applying the equity method of accounting, the consolidated financial statements of Solaris as at September 30, 2020 have been used and appropriate adjustments have been made for the effects of significant transactions between that date and December 31, 2020. The following table summarizes the change in the carrying amount of the Company’s investment in Solaris:

	2020	2019
Balance as at January 1	$7,162	$-
Acquisition of interest in Solaris	12,480	7,800
Dilution gain (loss)	8,033	243
Company’s share of net (loss) of Solaris	(5,388)	(881)
Balance as at December 31	$22,287	$7,162

Summarized financial information in respect of the Company’s associate as at and for the years ended December 31, 2020 and 2019, is set out below. The summarized financial information below represents amounts in the associate’s consolidated financial statements prepared in accordance with IFRS.

	2020	2019
Current assets	$72,295	$6,191
Non-current assets	20,652	24,391
Total assets	92,947	30,582
Current liabilities	3,141	456
Non-current liabilities	544	1,575
Total liabilities	3,685	2,031
Non-controlling interest	7,766	7,822
Net assets of associate attributable to shareholders	81,496	20,729
Equinox Gold’s share of net assets	21,585	6,287
Other equity adjustments	702	876
Carrying amount	$22,287	$7,162

	2020	2019
Revenue	$-	$-
Net loss	20,369	1,003
Net comprehensive loss	$19,826	$1,003

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties(1)	Plant and Equipment(1)	Construction in-progress(1)	Other	Total

Cost

Balance – December 31, 2018	$86,740	$80,234	$153,171	$555	$320,700
Additions	26,132	(900)	63,108	1,633	89,973
Transfers	89,758	95,633	(195,328)	-	(9,937)
Transfer from exploration and evaluation assets	133,060	-	-	-	133,060
Disposals	-	(1,758)	-	(74)	(1,832)
Change in reclamation cost asset	6,080	-	-	-	6,080
Balance – December 31, 2019	$341,770	$173,209	$20,951	$2,114	$538,044
Leagold Acquisition	909,715	380,227	28,525	318	1,318,785
Additions	84,675	40,192	52,342	326	177,535
Transfers	(1,570)	56,125	(66,176)	-	(11,621)
Disposals	-	(3,819)	-	-	(3,819)
Change in reclamation cost asset	31,537	-	-	-	31,537
Balance – December 31, 2020	$1,366,127	$645,934	$35,642	$2,758	$2,050,461

Accumulated depreciation

Balance – December 31, 2018	$326	$3,363	$-	$100	$3,789
Additions	12,682	24,136	-	294	37,112
Disposals	-	(766)	-	(35)	(801)
Balance – December 31, 2019	$13,008	$26,733	$-	$359	$40,100
Additions	116,424	51,978	-	694	169,096
Disposals	-	(2,139)	-	-	(2,139)
Balance – December 31, 2020	$129,432	$76,572	$-	$1,053	$207,057

Net book value:

At December 31, 2019	$328,762	$146,476	$20,951	$1,755	$497,944

At December 31, 2020	$1,236,695	$569,362	$35,642	$1,705	$1,843,404

(1)	Cost balances as at December 31, 2018, 2019 cost additions, and 2019 cost transfers have been reclassified to conform with the current period presentation.

During the year ended December 31, 2020, the Company capitalized to construction-in-progress $45.2 million (2019 – $21.0 million) of costs at Castle Mountain. Pre-production income of $1.6 million earned during the ramp-up of Castle Mountain was deducted from construction-in-progress.

On commencement of commercial production at Castle Mountain on November 21, 2020, the Company transferred $66.2 million from construction-in-progress to mineral properties ($1.6 million pre-production income) and plant and equipment ($56.1 million). In addition, $11.6 million was transferred from construction-in-progress to inventory.

During the year ended December 31, 2020, the Company capitalized to construction-in-progress $3.5 million of costs at Santa Luz.

Mineral properties at December 31, 2020 includes $63.4 million allocated to the mineral interest at Los Filos as part of the Leagold purchase price allocation, which is not currently subject to depletion.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)

Certain of the Company’s mining properties are subject to royalty arrangements based on their net smelter returns (“NSR”s) or gross revenues. At December 31, 2020, the Company’s significant royalty arrangements were as follows:

Mineral property	Royalty arrangements
Mesquite	0.5-7% NSR; 6-9% sliding scale NSR based on gold price
Castle Mountain	2.65% NSR
Los Filos	3% of gross sales at Xochipala concession; 1.5% EBITDA; 0.5% gross revenues
Aurizona	1.5% of gross sales; 3-5% sliding scale NSR based on gold price
Fazenda	0.75-1.5% of gross sales
RDM	1-1.5% of gross sales
Pilar	0.75-1.5% of gross sales

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2020	December 31, 2019
Trade payables	$99,197	$45,057
Capital related	7,056	18,833
Accrued interest	390	1,553
Value added and income taxes payable	23,900	1,761
	$130,543	$67,204

11.	LOANS AND BORROWINGS

	Note	December 31, 2020	December 31, 2019
Credit Facility	11(a)	$289,910	$116,625
2020 Convertible Notes	11(b)	126,645	-
2019 Convertible Notes	11(c)	128,686	125,850
Standby Loan	11(d)	-	12,000
Debenture	11(e)	-	9,574
		545,241	264,049
Less: Current portion of loans and borrowings		(13,333)	(61,574)
Non-current portion of loans and borrowings		$531,908	$202,475

(a)	Credit Facility

On March 10, 2020, in conjunction with the Leagold Acquisition, the Company amended its $130 million corporate revolving credit facility with a syndicate of lenders led by The Bank of Nova Scotia, Société Générale, Bank of Montreal and ING Capital LLC. The amended credit facility comprises of a $400 million revolving loan (the “Revolving Facility”) and $100 million amortizing term loan (the “Term Loan”) (together, the “Credit Facility”). On close of the Leagold Acquisition and concurrent financing, the Company drew the full amount of the Term Loan and an additional $100 million from the Revolving Facility. Proceeds from the draws were used to repay Leagold debt outstanding on the acquisition date. On March 24, 2020, the Company drew the remaining $180 million available under the Revolving Facility as a cautionary measure given the uncertainty regarding the potential impact of the COVID-19 pandemic on the Company’s operations.

The Credit Facility bears interest at an annual rate of LIBOR plus 2.5% to 3.75%, subject to certain leverage ratios. The Revolving Facility matures on March 8, 2024, at which date it must be repaid in full and the Term Loan matures on March 10, 2025 with quarterly repayments equal to 6.67% of principal beginning September 30, 2021 through to maturity.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

11.	LOANS AND BORROWINGS (CONTINUED)

The Company determined that amending the corporate revolving credit facility to become the Credit Facility was a non-substantial modification of the existing outstanding debt. The Company recognized a gain on modification of debt of $2.6 million to reflect the adjusted amortized cost of the drawn portion of the Revolving Facility, recorded within other expense. Additional transaction costs of $9.2 million were incurred in relation to the Credit Facility and were recorded as a reduction to the carrying value of debt.

In August 2020, the Company repaid $200 million principal under the Revolving Facility and recorded $2.7 million in finance expense due to accelerated recognition of deferred financing costs as a result of the change in timing of cash flows. The revised carrying value of debt outstanding is accreted to the principal amount over the respective terms of the Revolving Facility and Term Loan using a weighted average effective interest rate of 4.4%.

The Credit Facility is secured by first-ranking security over all present and future property and assets of the Company. The Credit Facility is subject to standard conditions and covenants, including maintenance of debt service coverage ratio, leverage ratio and minimum liquidity of $50 million. As at December 31, 2020, the Company is in compliance with these covenants.

(b)	2020 Convertible Notes

On March 10, 2020, the Company issued $130 million in Convertible Notes to Mubadala Investment Company (“Mubadala”) and on April 9, 2020, pursuant to a pre-existing investor rights agreement, the Company issued $9.3 million in additional convertibles notes (referred to together with the Mubadala notes as the “2020 Notes”) to Pacific Road Resources Funds (“Pacific Road”). Proceeds from the 2020 Notes and Credit Facility (note 11(a)) were used, together with other sources, to repay $323.9 million principal and accrued interest outstanding under Leagold’s debt facilities (note 5) at the acquisition date.

The 2020 Notes mature on March 10, 2025 and bear interest at a fixed rate of 4.75% per year payable quarterly in arrears. The 2020 Notes are convertible at the holder’s option into common shares of the Company at a fixed conversion price of $7.80 per share. Holders may exercise their conversion option at any time, provided that the holder owns less than 20% of the outstanding common shares of the Company. On or after March 10, 2023, the Company has a call right that may be exercised if the 90-day volume weighted average price (“VWAP”) of the Company’s shares exceeds $10.14 for a period of 30 consecutive days. If the call right is exercised, the holders would be required to either (i) exercise the conversion option on the remaining principal outstanding or (ii) demand cash payment from the Company subject to a predetermined formula based on the conversion price of $7.80 per share and the Company’s share price at the time of redemption.

Gross proceeds from the 2020 Notes of $139.3 million was allocated to the debt and equity components. The fair value of the debt portion of $128.1 million was estimated using a discounted cash flow model based on an expected term of five years and a discount rate of 6.9%. The residual of $8.6 million ($11.7 million net of deferred tax expense of $3.1 million) was recognized in other equity reserves. The debt component is recorded at amortized cost, net of transaction costs, and is accreted to the principal amount over the term of the 2020 Notes using an effective interest rate of 7.3%. Transaction costs of $3.3 million were incurred and allocated on a pro-rata basis with $3.0 million allocated to the debt component and $0.3 million allocated to the equity component.

Security for the 2020 Notes includes a charge over all present and future property and assets of the Company and is subordinate to the Credit Facility.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

11.	LOANS AND BORROWINGS (CONTINUED)

(c)	2019 Convertible Notes

On April 11, 2019, the Company issued $130 million in Convertible Notes to Mubadala and on May 7, 2019, pursuant to a pre-existing investor rights agreement, the Company issued $9.7 million in additional convertibles notes (referred to together with the Mubadala notes as the “2019 Notes”) to Pacific Road.

The 2019 Notes mature on April 12, 2024 and bear interest at a fixed rate of 5% per year payable quarterly in arrears. The 2019 Notes are convertible at the holder’s option into common shares of the Company at a fixed conversion price of $5.25 per share. Holders may exercise their conversion option at any time, provided that the holder owns less than 20% of the outstanding common shares of the Company. On or after October 11, 2022, the Company has a call right that may be exercised if the 90-day VWAP of the Company’s shares exceeds $6.83 for a period of 30 consecutive days. If the call right is exercised, the holders would be required to either (i) exercise the conversion option on the remaining principal outstanding or (ii) demand cash payment from the Company subject to a predetermined formula based on the conversion price of $5.25 per share and the Company’s share price at the time of redemption.

Gross proceeds from the 2019 Notes of $139.7 million was allocated to the debt and equity components. The fair value of the debt portion of $126.8 million was estimated using a discounted cash flow model based on an expected term of five years and a discount rate of 7.5%. The residual of $10.5 million ($12.8 million net of deferred tax expense of $2.3 million) was recognized in other equity reserves. The debt component is recorded at amortized cost, net of transaction costs, and is accreted to the principal amount over the term of the 2019 Notes using an effective interest rate of 7.7%. Transaction costs of $3.2 million were incurred and allocated on a pro-rata basis with $2.9 million allocated to the debt component and $0.3 million allocated to the equity component.

Security for the 2019 Notes includes a charge over all present and future property and assets of the Company and is subordinate to the Credit Facility.

(d)	Standby Loan

On June 30, 2020, the Company repaid in full $13.7 million principal and accrued interest due under the Standby Loan, entered into in 2018 with the Company’s Chairman, Ross Beaty.

(e)	Debenture

On June 30, 2019, the Company issued 2,227,835 common shares in consideration of an instalment payment and accrued interest due of $10.5 million. The Company recorded a gain on extinguishment of debt of $0.3 million.

On June 30, 2020, the Company repaid in full the remaining $10.4 million in principal and accrued interest due under the Debenture.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

11.	LOANS AND BORROWINGS (CONTINUED)

(f)	Loans and borrowings continuity

The following is a summary of the changes in loans and borrowings arising from investing and financing activities for the years ended December 31, 2020 and 2019:

Balance – December 31, 2018	$ 214,559
$10 million draw from Aurizona Construction Facility, net of deferred financing costs	8,814
$20 million draw from Short-term Loan, net of deferred financing costs	19,600
$20 million draw from Revolving Credit Facility, net of deferred financing costs	19,592
Modification gain and transaction costs on conversion of Mesquite Acquisition Credit Facility to Revolving Credit Facility	(1,804)
Debt component of Convertible Notes, net of deferred financing costs	123,942
Repayment of debt and accrued interest	(131,211)
Loss on extinguishment of debt	13,540
Debenture principal repayment settled by issuance of shares	(10,450)
Accretion and accrued interest	7,467

Balance – December 31, 2019	264,049
Debt assumed in Leagold Acquisition, including accrued interest	323,870
$380 million draw from Credit Facility, net of deferred financing costs	372,682
Debt component of Convertible Notes, net of deferred financing costs	124,622
Repayment of debt and accrued interest	(547,463)
Modification gain and transaction costs incurred on Credit Facility	(4,839)
Accretion and accrued interest	12,320

Balance – December 31, 2020	$ 545,241

12.	DERIVATIVE FINANCIAL INSTRUMENTS

(a)	Gold collars and forward contracts

The Company assumed gold collar and forward contracts as part of the Leagold Acquisition (note 5). The gold collars have put and call strike prices of $1,325 and $1,430 per ounce, respectively, for 3,750 ounces per month from acquisition to September 2022 for a total of 116,250 ounces. The forward contracts cover 4,583 ounces per month from acquisition to September 2022 for a total of 142,083 ounces, at an average fixed gold price of $1,350 per ounce. As of December 31, 2020, the Company had 78,764 ounces and 96,234 ounces remaining to be delivered under its gold collars and forward contracts, respectively.

The gold collars and forward contracts have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in other expense.

The fair value of gold collars and forward contracts at December 31, 2020 was a liability of $91.4 million (2019 - $nil), of which $51.8 million was recorded as current derivative liabilities. For the years ended December 31, 2020 and 2019, the Company recognized the following within other expense (note 21):

	2020	2019
Realized loss on settlement of gold contracts	$35,223	$-
Unrealized loss on revaluation of gold contracts outstanding	12,868	-
	$48,091	$-

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

12.	DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Foreign exchange contracts

Certain of the Company’s expenditures at its Brazilian and Mexican operations are denominated in the Brazilian Réal (“BRL”) and the Mexican Peso (“MXP”), respectively. The Company has implemented a foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the BRL and MXP relative to the US dollar.

As at December 31, 2020, the Company had in place USD:BRL and USD:MXP put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted	Put options’ weighted
Currency	Within 1 year	1-2 years	average strike price	average strike price
BRL	$ 164,780	$ 14,501	4.51	5.17
MXP	24,000	2,000	21.75	25.99

The foreign exchange contracts have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in other expense. The Company entered into these contracts at no premium and therefore incurred no investment costs at inception.

The fair value of foreign exchange contracts at December 31, 2020 was a liability of $12.5 million (2019 – $1.6 million asset), of which $12.2 million was recorded as current derivative liabilities. For the year ended December 31, 2020, the Company recognized the following within other expense (note 21):

	2020	2019
Realized loss on settlement of foreign exchange contracts	$584	$1,197
Unrealized loss (gain) on revaluation of foreign exchange contracts	14,147	(1,640)
	14,731	(443)

(c)	Warrant liability

The functional currency of the Company is the US dollar. The share purchase warrants were not issued for goods or services rendered. As the exercise price of the Company’s share purchase warrants is fixed in Canadian dollars, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these warrants are classified and accounted for as a derivative liability at fair value through net income or loss.

The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX for warrants that are trading.

Balance – December 31, 2018	$ 18,861
Warrants exercised	(868)
Change in fair value	38,153

Balance – December 31, 2019	56,146
Issued in Leagold Acquisition	8,543
Warrants exercised	(43,885)
Change in fair value (note 21)	29,862

Balance – December 31, 2020	$ 50,666

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

12.	DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The fair value of non-traded warrants was calculated with the following weighted average assumptions:

	December 31, 2020	December 31, 2019
Risk-free rate	0.2%	1.7%
Warrant expected life	1.0 years	1.2 years
Expected volatility	47.1%	45.1%
Expected dividend	0.0%	0.0%
Share price (C$)	$14.02	$10.16

The fair value of traded warrants was based on the market price of C$0.58 per warrant on December 31, 2020 (December 31, 2019 – C$0.42).

13.	RECLAMATION OBLIGATIONS

	Mexico	Brazil	USA	Total
Balance – December 31, 2018	$-	$4,079	$19,863	$23,942
Accretion	-	334	385	719
Change in estimates	-	3,586	2,087	5,673
Foreign exchange translation	-	(105)	-	(105)

Balance – December 31, 2019	-	7,894	22,335	30,229
Assumed with the Leagold Acquisition	32,878	29,360	-	62,238
Accretion	179	1,845	185	2,209
Change in estimates	16,634	10,241	4,662	31,537
Reclamation expenditures	(49)	(276)	(71)	(396)
Foreign exchange translation	-	(5,026)	-	(5,026)
Balance – December 31, 2020	49,642	44,038	27,111	120,791

Less: Current portion	(2,410)	(1,278)	-	(3,688)
Non-current portion	$47,232	$42,760	$27,111	$117,103

The Company’s environmental permits require that it reclaims any land disturbed during mine development, construction and operations. The majority of these reclamation costs are expected to be incurred subsequent to the end of the expected useful life of the operation to which they relate. The Company’s provision for mine closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and internal and external cost estimates.

The Company measures the provision at the expected value of future cash flows using inflation rates of 2.0% to 3.5% (2019 – 2.2% to 3.3%) and discounted to the present value using discount rates of 0.9% to 6.9% (2019 – 1.8% to 5.8%) depending on the region in which the liabilities will be realized. The undiscounted value of the provision as of December 31, 2020 was $167.1 million (2019 – $38.1 million).

The Company’s subsidiary, Western Mesquite Mines Inc., is required to post security for reclamation and for closure with Imperial County, California as lead agency under the California Surface Mining and Reclamation Act, and for pit backfill with the California State Lands Commission under a public/private land lease agreement. The Company has met its security requirements in the form of bonds posted through surety underwriters totaling $0.3 million.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

14.	OTHER LONG-TERM LIABILITIES

	Note	December 31, 2020	December 31, 2019
Provision for legal and tax matters	30	$13,241	$4,049
Lease liabilities	15(b)	9,949	848
Cash-settled equity awards	16(c)	3,992	253
Other liabilities		5,587	-

		$32,769	$5,150

15.	LEASES

(a)	Right-of-use assets

	Plant and equipment	Computer and office equipment
Balance – December 31, 2018	$-	$229
Additions	782	537
Depreciation	(202)	(225)

Balance – December 31, 2019	580	541
Recognized in Leagold Acquisition	10,386	318
Additions	13,612	56
Depreciation	(8,195)	(329)

Balance – December 31, 2020	$16,383	$586

(b)	Lease liabilities

	December 31, 2020	December 31, 2019
Current lease liabilities included in other current liabilities	$8,935	$501
Non-current lease liabilities included in other long-term liabilities	9,949	848
	$18,884	$1,349

In June 2020, the Company entered into a new lease agreement for the use of mining equipment in relation to contract mining at Castle Mountain for a period of four years. The Company makes fixed payments and additional variable lease payments depending on the usage of the assets during the contract period. On commencement of the lease, the Company recognized a $13.4 million right-of-use asset and related lease liability.

16.	SHARE CAPITAL

(a)	Authorized and issued

The Company is authorized to issue an unlimited number of common shares with no par value.

On August 20, 2019, the Company completed a consolidation of its common shares at a ratio of five pre-consolidation common shares for one post-consolidation common share (the “Consolidation”). No fractional common shares were issued in connection with the Consolidation. As a result of the Consolidation, shares issuable pursuant to the Company’s outstanding stock options, share purchase warrants, RSUs and other convertible securities were proportionally adjusted on the same basis.

At December 31, 2020, 242.4 million common shares were issued and outstanding.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

16.	SHARE CAPITAL (CONTINUED)

(b)	Share issuances

On March 10, 2020, in conjunction with the Leagold Acquisition and concurrent financings, the Company closed a non-brokered private placement for 6,472,491 common shares of the Company at a price of $6.18 per share for gross proceeds of $40 million, including $36.0 million in common shares issued to the Company’s Chairman, Ross Beaty, which is a related party transaction. The Company incurred $0.1 million in share issuance costs.

Pacific Road exercised its anti-dilution option pursuant to its investor rights agreement with the Company in relation to the issuance of shares for the Leagold Acquisition. On April 9, 2020, the Company issued 461,947 common shares to Pacific Road at a price of $6.18 per common share for proceeds of $2.9 million.

During the year ended December 31, 2020, the Company issued 26.5 million (2019 – 0.4 million) common shares for warrants and options exercised and received proceeds of $171.5 million (2019 – $0.7 million).

On June 30, 2019, the Company issued 2.2 million common shares as settlement of the first principal instalment and accrued interest due under the Debenture (note 11(e)).

On March 17, 2021, the Company completed the first tranche of a non-brokered private placement (the “Private Placement”) of subscription receipts at a price of C$10.00 per subscription receipt for gross proceeds of C$67.9 million. The second tranche of the Private Placement is expected to close in late March 2021, for total proceeds to the Company of up to C$75.0 million. The Private Placement is in conjunction with the expected closing of the acquisition of Premier Gold. Each subscription entitled the holder to receive one common share of Equinox Gold. Certain of the Company’s executives and directors subscribed for C$40..4 million in subscription receipts which is a related party transaction.

(c)	Share-based compensation plans

The following table summarizes non-cash share-based compensation for the period:

	2020	2019
Share purchase option expense	$618	$903
RSU expense	3,320	2,542
PSU expense	3,882	2,187
DSU expense	320	-
Total compensation expense	$8,140	$5,632

Compensation expense included in:
General and administration	$6,751	$5,017
Operating expenses	1,063	386
Exploration	326	229
	$8,140	$5,632

(i)	Share purchase options

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants with the exercise price, expiry date, and vesting conditions determined by the Board of Directors. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

16.	SHARE CAPITAL (CONTINUED)

During the year ended December 31, 2020, the Company granted 0.2 million (2019 – 0.4 million) share purchase options to directors, officers, employees and consultants of the Company. The fair value of options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2020	2019
Exercise price (C$)	$11.80	$5.30
Risk-free interest rate	0.4%	1.8%
Volatility	65.2%	65.7%
Dividend yield	0%	0.0%
Expected life	5.0 years	5.0 years

Total share-based compensation expense for the year ended December 31, 2020 related to the vesting of stock options was $0.6 million (2019 – $0.9 million).

A summary of the Company’s share purchase options is as follows:

	Shares issuable on exercise of options	Weighted average exercise price (C$)
Outstanding, December 31, 2018	2,776,302	$6.35
Granted	359,210	5.30
Exercised	(240,895)	2.85
Expired/forfeited	(219,504)	10.97

Outstanding, December 31, 2019	2,675,113	$5.99
Issued in Leagold Acquisition	5,728,647	7.77
Granted	156,200	11.80
Exercised	(5,559,803)	7.38
Expired/forfeited	(81,087)	8.52

Outstanding, December 31, 2020	2,919,070	$7.09

At December 31, 2020, the Company had the following options issued and outstanding:

Options Outstanding				Options Exercisable
Range of exercise price (C$)	Number of options	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (C$)
$1.89 - $2.99	591,820	$2.89	0.71	591,820	$2.89
$3.00 - $4.99	3,000	4.75	2.61	3,000	4.75
$5.00 - $6.99	1,211,514	5.72	2.06	1,070,223	5.78
$7.00 - $8.99	687,374	8.53	1.28	687,374	8.53
$9.00 - $17.15	425,362	14.52	2.04	269,162	16.10

	2,919,070			2,621,579

The weighted average exercise price of options exercisable at December 31, 2020, was C$6.90.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

16.	SHARE CAPITAL (CONTINUED)

(ii)	Restricted share units

Equity settled RSUs

Under the terms of the Equinox Gold Restricted Share Unit Plan (“RSU Plan”) the Board of Directors may, from time to time, grant to directors, officers, employees, and consultants, RSUs and performance based RSUs (“pRSUs”) in such numbers and for such terms as may be determined by the Board of Directors. RSUs granted under the RSU Plan are exercisable in shares after the vesting conditions, as specified by the Board of Directors, are met and until the third calendar year after the year in which the RSUs have been granted.

During year ended December 31, 2020, the Company granted 0.4 million RSUs (2019 – 0.5 million) and 0.2 million pRSUs (2019 – 0.1 million) to directors, officers and employees. The fair value of RSUs was determined based on the Company’s share price on the date of grant. The weighted average share price for RSUs granted in the year was C$11.25 (2019 – C$5.65).

The pRSUs vest in two tranches and the number of shares issued will range from 0% to 200% of the grant based on the achievement of gold production targets and total shareholder return compared to the S&P Gold Miners Index over a three-year period. Compensation expense related to the pRSUs is recorded over the three-year vesting period and the amount is adjusted at each reporting period to reflect the change in quoted market value of the Company’s common shares, the number of pRSUs expected to vest, and the expected performance factor.

During the year ended December 31, 2020, the Company issued 0.5 million and 0.2 million common shares to settle RSUs and pRSUs, respectively (2019 – 0.2 million RSUs; 0.1 million pRSUs). Total share-based compensation expense for the year ended December 31, 2020 related to the vesting of RSUs and pRSUs was $6.2 million (2019 – $3.9 million).

A continuity table of the equity-settled RSUs and pRSUs outstanding is as follows:

	RSUs	pRSUs
Outstanding, December 31, 2018	543,276	1,142,544
Granted	488,560	143,740
Settled	(220,289)	(129,706)
Forfeited	(8,500)	(44,200)

Outstanding, December 31, 2019	803,047	1,112,378
Granted	375,017	213,600
Settled	(463,608)	(179,938)
Forfeited	(4,750)	(740)

Outstanding, December 31, 2020	709,706	1,145,300

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

16.	SHARE CAPITAL (CONTINUED)

Cash-settled RSUs

Under the terms of the RSU plan, certain RSUs granted to eligible employees entitle the holder to a cash payment equal to the number of RSUs granted, multiplied by the quoted market value of the Company’s common shares on completion of the vesting period (the “cash-settled RSUs”). Compensation expense related to these RSUs is recorded over a two-year vesting period. The amount of compensation expense is adjusted at each reporting period to reflect the change in quoted market value of the Company’s common shares and the number of RSUs expected to vest.

During the year ended December 31, 2020, the Company granted 0.1 million cash-settled RSUs (2019 - 0.2 million) with a weighted average grant date fair value of C$10.52.

A continuity table of the cash-settled RSUs outstanding is as follows:

RSUs outstanding
Outstanding, December 31, 2018	-
Granted	168,800

Outstanding, December 31, 2019	168,800
Granted	78,900
Settled	(65,900)
Forfeited	(37,000)

Outstanding, December 31, 2020	144,800

The total fair value of cash-settled RSUs outstanding as at December 31, 2020 was $1.2 million (December 31, 2019 – $0.2 million) and is included in other liabilities.

(iii)	Performance share units

As part of the Leagold Acquisition (note 5), the Company issued 369,915 replacement performance share units (“PSUs”) under Leagold’s PSU plan. The PSUs vest in three tranches based on the achievement of certain gold production targets at the Los Filos, Fazenda, RDM, Pilar and Santa Luz mines and are payable in cash. All unvested PSUs expire on December 31 of the third year following the calendar year in which the PSUs were granted. The fair value of the PSUs is based on the current share price and reflects management’s best estimates of the probability that gold production targets will be achieved.

A continuity table of the PSUs outstanding is as follows:

PSUs outstanding
Outstanding, December 31, 2019	-
Issued in Leagold Acquisition	369,915
Settled	(72,533)
Forfeited	(14,506)
Outstanding, December 31, 2020	282,876

The total fair value of PSUs outstanding as at December 31, 2020 was $2.3 million (December 31, 2019 – $nil) and is included in other liabilities.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

16.	SHARE CAPITAL (CONTINUED)

(iv)	Deferred share units

Under the terms of the Equinox Gold DSU Plan (“DSU Plan”), non-executive directors may elect to receive all or a portion of their annual compensation in the form of deferred share units (“DSUs”) which are linked to the value of the Company’s common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, based on the five-day volume weighted average trading price of the Company’s common shares at the date of grant. DSUs vest immediately and are redeemable in cash.

As part of the Leagold Acquisition (note 5), the Company issued 319,286 replacement DSUs to non-executive directors of Leagold. The DSUs are redeemable for 90 days from the date a director ceases to be a member of the Board.

A continuity table of the DSUs outstanding is as follows:

DSUs outstanding
Outstanding, December 31, 2019	-
Issued in Leagold Acquisition	319,286
Granted	8,266
Redeemed	(202,115)
Outstanding, December 31, 2020	125,437

The weighted average fair value of DSUs granted in the year was C$16.44 per unit at the date of grant.

The total fair value of DSUs outstanding as at December 31, 2020 was $1.3 million (December 31, 2019 – $nil) and is included in other liabilities.

(v)	Share purchase warrants

A continuity of the Company’s share purchase warrants is as follows:

	Shares issuable on exercise of warrants	Weighted average exercise price (C$)
Outstanding, December 31, 2018	24,565,862	$11.90
Exercised	(363,235)	5.36
Expired	(151,437)	14.60

Outstanding, December 31, 2019	24,051,190	$12.00
Issued in Leagold Acquisition	16,626,569	11.14
Exercised	(20,976,625)	9.48
Expired	(675,976)	13.16

Outstanding, December 31, 2020	19,025,158	$14.00

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

16.	SHARE CAPITAL (CONTINUED)

At December 31, 2020, the Company had the following share purchase warrants issued and outstanding:

Range of exercise price (C$)(1)	Shares issuable on exercise of warrants	Weighted average exercise price (C$)(1)	Expiry dates
$3.67 - $4.99	317,454	$3.67	May 2021
$5.00 - $9.99	840,776	5.61	March 2021 – May 2023
$10.00 - $14.99	1,849,262	10.91	January 2021 – March 2022
$15.00	16,017,666	15.00	October 2021

	19,025,158

(1)

17,701,156 warrants with a weighted average exercise price of C$14.21 are exercisable into one common share of Equinox Gold and one-quarter of a share of Solaris. Equinox Gold will receive nine-tenths of the proceeds from the exercise of each of these warrants and the remaining proceeds will be paid to Solaris.

17.	REVENUE

Revenue from contracts with customers disaggregated by metal were as follows:

	2020	2019
Gold	$841,195	$281,697
Silver	1,312	-

Total revenue	$842,507	$281,697

(a)	Gold offtake arrangement

As part of the Leagold Acquisition, the Company assumed offtake arrangements with Orion Mine Finance (“Orion”) that provides for gold offtake of 50% of the gold production from Los Filos and 35% of the gold production from the Fazenda, RDM, Pilar and Santa Luz mines at market prices, until a cumulative delivery of 1.1 million ounces and 0.7 million ounces, respectively, to Orion has been achieved. As at December 31, 2020, a total of 0.4 million ounces had been delivered to Orion under the terms of the offtake arrangements.

(b)	Silver streaming arrangement

As part of the Leagold Acquisition, the Company assumed a silver streaming agreement with Wheaton Precious Metals Corp. (“WPM”) under which the Company must sell to WPM a minimum of 5 million payable silver ounces produced by Los Filos from August 5, 2010 to the earlier of the termination of the agreement and October 15, 2029 at the lesser of $3.90 per ounce and the prevailing market price, subject to an inflationary adjustment. The contract price is revised each year on the anniversary date of the contract, which at the acquisition date was $4.43 per ounce, and at December 31, 2020 was $4.46 per ounce. As at December 31, 2020, a total of 1.9 million ounces had been delivered to WPM under the terms of the streaming agreement.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

18.	OPERATING EXPENSES

Operating expenses consists of the following components by nature:

	2020	2019
Raw materials and consumables	$153,038	$86,407
Salaries and employee benefits	67,792	36,524
Contractors	78,919	31,819
Repairs and maintenance	37,876	20,195
Site administration	37,464	10,823
Royalties	23,312	9,451

	398,401	195,219
Change in inventories	23,860	(36,021)

Total operating expenses	$422,261	$159,198

19.	CARE AND MAINTENANCE

Included in care and maintenance for the year ended December 31, 2020 was $18.2 million (2019 – $nil) in mine standby costs resulting from government mandated shutdowns due to the COVID-19 pandemic at the Company’s mine in Mexico (2020 – $15.3 million; 2019 – $nil) and certain mines in Brazil (2020 – $2.9 million; 2019 – $nil).

On September 3, 2020, the Company temporarily suspended operations at Los Filos as a result of a community blockade. For the year ended December 31, 2020, the Company incurred $44.6 million in care and maintenance costs related to the temporary suspension. Operations at Los Filos resumed on December 23, 2020.

The Company’s Santa Luz mine incurred $2.2 million (2019 – $nil) in care and maintenance costs for the year ended December 31, 2020, prior to approval of construction by the board of directors on November 9, 2020.

20.	GENERAL AND ADMINISTRATION

General and administration for the Company consists of the following components by nature:

	2020	2019
Salaries and benefits	$12,497	$6,904
Share-based compensation	6,751	5,017
Professional fees	12,814	3,672
Office and other expenses	7,638	3,899
Amortization	692	484

Total general and administration	$40,392	$19,976

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

21.	OTHER INCOME (EXPENSE)

Other income (expense) consists of the following components:

	Note	2020	2019
Foreign exchange gain (loss)		$12,050	$(155)
Realized and unrealized losses on gold contracts	12(a)	(48,091)	-
Change in fair value of warrants	12(c)	(29,862)	(38,185)
Realized and unrealized losses on foreign exchange contracts	12(b)	(14,731)	443
Expected credit losses		(6,074)	(444)
Loss from investment in associate	8	(5,388)	(881)
Dilution gain (loss) from investment in associate	8	8,033	243
Other income (expense)		(7,861)	(13,744)

Total other income (expense)		$(91,924)	$(52,723)

During the year ended December 31, 2020, the Company recognized expected credit losses of $6.1 million (2019 – $0.4 million) related to the Company’s non-trade receivables.

22.	INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian federal and provincial income tax rates of 27% (2019 – 27%) to earnings before income taxes. These differences result from the following items:

	2020	2019
Income (loss) before income taxes	$41,531	$(13,186)
Canadian federal and provincial income tax rates	27%	27%
Expected income tax expense (recovery) based on the above rates	11,213	(3,560)
Non-deductible expenses	24,003	3,000
Change in fair value of derivative liabilities	8,063	10,310
Impact of US percentage depletion	(10,325)	-
Impact of Mexican inflation	(2,311)	-
Repayment of long-term debt	-	1,448
Deconsolidation of Solaris	-	1,008
Impairment and disposition of Elk Gold	-	536
Tax effect of deferred tax assets for which no tax benefit has been recognized	6,424	5,238
Foreign exchange and other	(16,256)	(10,842)

Total tax expense	20,811	7,138

Current tax expense	35,050	7,250
Deferred tax recovery	(14,239)	(112)

Total tax expense	$20,811	$7,138

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

22.	INCOME TAXES (CONTINUED)

The significant components of the Company’s recognized net deferred tax assets and liabilities are as follows:

	December 31, 2020	December 31, 2019
Non-capital losses	$22,421	$11,698
Mineral property, plant and equipment	45,109	4,727
Reclamation obligation	15,080	-
Other	20,307	1,290
Total deferred tax assets	$102,917	$17,715

Mineral properties, plant and equipment	$(296,861)	$(18,456)
Intercompany loan	(16,757)	-
Reclamation obligation	(5,631)	-
Other	(13,528)	(9,971)
Total deferred tax liabilities	$(332,777)	$(28,427)

Net deferred tax liability	$(229,860)	$(10,712)

The movement in the deferred tax assets and liabilities during the year is as follows:

Balance – December 31, 2018	(8,488)
Recognized in net income (loss)	112
Recognized in equity component of Convertible Notes	(2,336)

Balance – December 31, 2019	(10,712)
Recognized in net income (loss)	14,239
Acquisition of Leagold	(230,458)
Recognized in equity component of Convertible Notes	(2,929)

Balance – December 31, 2020	(229,860)

A reconciliation of net deferred tax assets and liabilities to the amounts presented in the consolidated statements of financial position follows:

	December 31, 2020	December 31, 2019
Deferred tax asset	-	-
Deferred tax liability	(229,860)	(10,712)

Net deferred tax liability	(229,860)	(10,712)

In assessing the recoverability of deferred tax assets other than deferred tax assets arising from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

22.	INCOME TAXES (CONTINUED)

Deductible temporary differences, unused tax losses and unused tax credits for which deferred tax assets have not been recognized are as follows:

	December 31, 2020	December 31, 2019
Non-capital losses	$309,635	$41,647
State non-capital losses	47,445	41,025
Mineral properties, plant and equipment	277,097	18,735
Derivatives	97,647	-
Share issue and finance costs	21,471	4,522
Inventory	18,978	27,422
Unrealized foreign exchange losses on investment and advances	12,021	38,948
Reclamation obligation	54,996	28,609
State alternative minimum tax credit	7,787	6,525
Capital losses	26,826	36,570
Interest expense	19,350	16,557
Other	903	2,100
	$894,156	$262,660

At December 31, 2020, the Company had the following estimated tax operating losses available to reduce future taxable income, including both losses for which deferred tax assets are utilized to offset applicable deferred tax liabilities and losses for which deferred tax assets are not recognized as listed in the table above. The loss carryforwards expire as follows:

December 31, 2020
Brazil (no expiry)	$111,752
Mexico (expire between 2025-2028)	100,613
Canada (expire between 2035-2040)	151,726
United States – California (expire between 2032-2038 or after)	47,445
Other (2026 and onwards)	8,600
$420,136

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

23.	SEGMENTED INFORMATION

Year ended December 31, 2020
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other expenses	Income (loss) from operations
Mesquite	$245,931	$(126,334)	$(19,655)	$-	$-	$99,942
Aurizona	229,644	(92,398)	(41,991)	(5,109)	-	90,146
Los Filos	105,872	(80,587)	(13,264)	(216)	(59,876)	(48,071)
RDM	106,635	(48,582)	(20,601)	-	(937)	36,515
Other operating mines(1)	154,425	(74,360)	(36,121)	(6,515)	(1,969)	35,460
Development projects(2)	-	-	-	-	(2,213)	(2,213)
Corporate and other	-	-	-	-	(40,392)	(40,392)
	$842,507	$(422,261)	$(131,632)	$(11,840)	$(105,387)	$171,387

(1)	Includes Fazenda and Pilar, which were both acquired on March 10, 2020, and Castle Mountain.
(2)

Includes Santa Luz, which was acquired on March 10, 2020. Castle Mountain was transferred out of Development projects to Other operating mines on achievement of commercial production on November 21, 2020.

Year ended December 31, 2019
	Revenue	Operating expenses	Depreciation and depletion	Exploration expenses	Other expenses	Income (loss) from operations
Mesquite	$178,175	$(108,573)	$(16,764)	$-	$-	$52,838
Aurizona	103,522	(50,625)	(21,881)	(2,028)	-	28,988
Development projects(2)	-	-	-	(6,726)	(1,115)	(7,841)
Corporate and other(3)	-	-	-	-	(18,861)	(18,861)
	$281,697	$(159,198)	$(38,645)	$(8,754)	$(19,976)	$55,124

(1)	Includes Fazenda and Pilar, which were both on acquired March 10, 2020
(2)	Includes Castle Mountain and Santa Luz, which was acquired on March 10, 2020.
(3)	Includes Gold Mountain, which was divested in May 2019, and Solaris, which was deconsolidated effective June 30, 2019.

Information about the carrying amount of the Company’s assets and liabilities by operating segment at December 31 is detailed below:

	Total assets		Total liabilities
	2020	2019	2020	2019(1)
Los Filos	$1,066,378	$-	$(271,712)	$-
Aurizona	338,792	380,641	(49,261)	(55,625)
Mesquite	262,758	247,797	(36,032)	(38,190)
RDM	144,025	-	(42,146)	-
Other operating mines	447,104	-	(97,320)	-
Development projects(2)	209,215	158,127	(10,605)	(11,231)
Corporate and other	203,559	52,785	(717,800)	(331,245)
	$2,671,831	$839,350	$(1,224,876)	$(436,291)

(1)	Total liabilities balances as at December 31, 2019 for Mesquite and Corporate and other have been reclassified to conform with the current period presentation.
(2)

Includes Santa Luz, which was acquired on March 10, 2020. Castle Mountain was transferred out of Development projects to Other operating mines on achievement of commercial production on November 21, 2020.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

23.	SEGMENTED INFORMATION (CONTINUED)

Information about the Company’s non-current assets and revenue by jurisdiction is detailed below:

	December 31, 2020	December 31, 2019
Mexico	$919,464	$-
Brazil	686,804	310,241
United States	391,525	347,784
Canada	28,014	32,669
Total non-current assets	$2,025,807	$690,694

Revenue is attributed to regions based on the source location of the product sold.

	December 31, 2020	December 31, 2019
Brazil	$484,469	$103,522
United States	252,166	178,175
Mexico	105,872	-
Total revenue	$842,507	$281,697

The Company sells its metals through the corporate office to major metal exchange markets, major financial institutions and to smelters. Given the nature of the Company’s products there are always willing market participants ready to purchase the Company’s products at prevailing market prices.

The following table presents sales to individual customers that exceeded 10% of annual metal sales for the year ended December 31, 2020 and 2019.

	2020	2019
Customer(1)
1	$354,981	$-
2	259,371	-
3	131,439	-
4	87,551	280,413
Total sales to customers exceeding 10% of annual metal sales	$833,342	$280,413
Percentage of total metal sales	98.3%	99.5%

(1)	A balance is only included for a customer in each year where total sales exceeded 10% of annual metal sales in the period.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

24.	BASIC AND DILUTED EARNINGS PER SHARE

Earnings (loss) per share (“EPS”), calculated on a basic and diluted basis as follows:

	2020			2019
	Weighted average shares outstanding	Net income (loss)	Earnings per share	Weighted average shares outstanding	Net income (loss)	Earnings per share
Basic EPS	212,487,729	$20,720	$0.10	112,001,484	$(20,324)	$(0.16)
Dilutive share options	2,015,014	-	-	-	-	-
Dilutive RSUs	741,588	-	-	-	-	-
Dilutive warrants	3,167,640	(1,076)	-	-	-	-
Diluted EPS	218,411,971	$19,644	$0.09	112,001,484	$(20,324)	$(0.16)

For the year ended December 31, 2020, 16.0 million warrants, 0.2 million options and 41.0 million shares issuable for convertible notes (2019 – 24.1 million warrants, 0.4 million options, 20.0 million shares issuable for convertible notes) were anti-dilutive.

25.	SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended December 31, 2020 and 2019, the Company conducted the following non-cash investing and financing transactions:

	2020	2019
Shares, options, warrants, DSUs and PSUs issued in Leagold Acquisition	$764,083	$-
Shares issued to settle debt	-	10,110
Non-cash changes in accounts payable in relation to capital expenditures	(16,488)	(1,427)
Non-cash proceeds from sale of assets	514	2,321
Recoverable taxes reclassified from mineral properties, plant and equipment to accounts receivable and other assets	-	(11,294)
Right-of-use assets recognized (note 15(a))	13,612	1,548

26.	RELATED PARTY TRANSACTIONS

Related party expenses and balances

The Company’s Chairman, Ross Beaty, is a significant shareholder and considered a related party of the Company. In April 2019, the Company entered into a one-year unsecured $20 million revolving credit facility with Mr. Beaty (note 11), which it repaid in September 2019.

In June 2020, the Company repaid $13.7 million in principal and accrued interest owing to Mr. Beaty related to the Company’s Standby Loan (note 11(d)). In March 2020, Mr. Beaty participated in a private placement by the Company, acquiring $36.0 million in common shares (note 16(b)).

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

Key management personnel compensation

Key management of the Company comprises executive and non-executive directors and members of executive management. The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2020	2019
Salaries, directors’ fees and other short-term benefits	$6,763	$2,762
Share-based payments	3,385	1,940

Total key management personnel compensation	$10,148	$4,702

At December 31, 2020, $2.0 million (December 31, 2019 – $1.2 million) was owed by the Company to management for accrued salary and bonuses and the reimbursement of expenses.

27.	CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity and loans and borrowings net of cash and cash equivalents. Capital, as defined above, is summarized in the following table:

	December 31, 2020	December 31, 2019
Equity	$1,446,955	$403,059
Loans and borrowings	545,241	264,049

	1,992,196	667,108
Cash and cash equivalents	(344,926)	(67,716)

Total	$1,647,270	$599,392

The Company manages its capital structure and makes adjustments as necessary in light of economic conditions. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. To maintain its capital structure the Company may, from time to time, issue or buy back equity, repay debt or sell assets.

In connection with the issuance of the Convertible Notes, the Company and Mubadala entered into an investor rights agreement, providing Mubadala, among certain other rights, the right to a nominee on the Company’s Board of Directors and standard anti-dilution rights.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

28.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, accounts receivable and deposits and reclamation bonds. Exposure to credit risk related to financial institutions and cash deposits is limited through maintaining cash and equivalents and short-term investments with high-credit quality financial institutions and instruments. Credit risk with respect to receivables from the sale of non-core assets is mitigated by security held in the event of default.

The carrying value of these financial assets totaling $404.5 million represents the maximum exposure to credit risk.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents.

In March 2020, the Company drew $180 million under its Revolving Facility as a cautionary measure given uncertainty regarding the impact of the COVID-19 pandemic on the Company’s operations. The Company had no immediate need for the funds and in August 2020 repaid $200 million principal on the Revolving Facility. Management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company’s assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.

A summary of contractual maturities of financial liabilities is included in note 30.

(c)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk, interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, marketable securities, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.

(i)	Interest rate risk

Interest on the Company’s Revolving Facility and Term Loan is variable based on LIBOR. Borrowings at variable rates of interest expose the Company to interest rate risk. At December 31, 2020, $200 million is outstanding under the Revolving Facility and $100 million is outstanding under the Term Loan. A 100-basis point change in interest rates at the reporting date would have a $3.2 million impact on net income on an annualized basis.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

28.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT (CONTINUED)

(ii)	Foreign currency risk

The Company’s functional currency is the US dollar. The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily the Brazilian Réal, Mexican Peso and Canadian Dollar.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	December 31, 2020		December 31, 2019
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Brazilian Réals	$73,236	$61,896	$28,653	$28,986
Mexican Pesos	9,889	5,952	-	-
Canadian Dollars	13,254	7,671	18,721	6,987

Total	$96,379	$75,519	$47,374	$35,973

Of the financial assets listed above, $58.4 million (December 31, 2019 – $12.9 million) represent cash and cash equivalents held in Brazilian Réals, $0.9 million (December 31, 2019 – $nil) represent cash and cash equivalents held in Mexican Pesos and $2.4 million (December 31, 2019 – $7.8 million) represent cash and cash equivalents held in Canadian dollars. Minimal cash is held in other currencies.

At December 31, 2020, with other variables unchanged, a 10% strengthening of the US dollar against the above currencies would have decreased net income by approximately $1.9 million (2019 – $1.0 million decrease to net loss). A 10% weakening of the US dollar would have the opposite effect on net income.

The Company has a foreign currency exchange risk management program (note 12(b)) in order to manage foreign currency risk on its Brazilian Réal and Mexican Peso expenditures.

(iii)	Commodity price risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold. A decline in the market price for this precious metal could negatively impact the Company’s future operations. As part of the Leagold Acquisition (note 5 and 12(a)) the Company assumed gold collar and forward swap contracts. The Company has not hedged any of its gold sales, other than those assumed as part of the Leagold Acquisition.

29.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair values.

Level 1 – quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).

Level 3 – inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

As at December 31, 2020, marketable securities and traded warrants are measured at fair value using Level 1 inputs and non-traded warrants, gold collars and forward swap contracts and foreign exchange collars are measured at fair value using Level 2 inputs. The fair value of the long-term receivables, Convertible Notes and Revolving Facility, for disclosure purposes, are determined using Level 2 inputs. The carrying values of cash and cash equivalents, accounts receivable, reclamation bond, and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.

The fair value of marketable securities is measured based on the quoted market price of the related common shares at each reporting date, and changes in fair value are recognized in net income (loss).

The fair value of the traded warrants is measured based on the quoted market price of the warrants at each reporting date. The fair value of the non-traded warrants is determined using an option pricing formula (note 12(c)). The fair value of gold collars and forwards swap contracts is measured based on forward gold prices and the fair value of foreign exchange contracts is measured based on forward foreign exchange rates.

The fair value of the long-term receivables, Convertible Notes and Revolving Facility, for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

There were no transfers between fair value levels during the year.

The following table provides the fair value of each classification of financial instrument as at December 31:

	2020	2019

Loans and receivables:
Cash and cash equivalents	$344,926	$67,716
Restricted cash	3,210	15,285
Trade receivables	17,212	-
Receivable from Serabi	6,429	12,033
Long-term receivables	5,768	11,986
Reclamation bonds and other receivables	136	577
Financial assets at FVTPL:
Marketable securities	3,121	988
Foreign exchange contracts	-	1,640

Total financial assets	$380,802	$110,225
Financial liabilities at FVTPL:
Traded warrants	$36,455	$26,056
Non-traded warrants	14,211	30,090
Gold collars and forward swap contracts	91,393	-
Foreign exchange contracts	12,507	-
Cash settled equity awards	4,831	759
Other:
Accounts payable and accrued liabilities	119,641	67,047
Convertible Notes	281,498	137,995
Credit Facility	300,599	120,225
Debenture	-	10,061
Standby Loan	-	13,252
Other liabilities	-	1,795

Total financial liabilities	$861,135	$407,280

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

30.	COMMITMENTS AND CONTINGENCIES

At December 31, 2020, the Company had the following contractual obligations outstanding which are expected to be settled in the time periods indicated:

	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter
Loans and borrowings and accrued interest	$654,805	$34,924	$47,675	$46,960	$376,358	$148,888	$-
Accounts payable and accrued liabilities	119,641	119,641	-	-	-	-	-
Reclamation obligations(1)	167,142	4,009	6,183	11,045	11,452	16,123	118,330
Purchase commitments	69,879	64,670	4,264	931	13	-	-
Gold contracts	91,393	51,805	39,588	-	-	-	-
Foreign exchange contracts	12,507	12,188	319	-	-	-	-
Lease commitments	16,006	5,099	4,595	4,487	1,800	6	19
Total	$1,131,373	$ 292,336	$102,625	$63,423	$389,623	$165,017	$118,349

(1)   Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At December 31, 2020, the Company recorded a legal provision for these items totaling $13.2 million (December 31, 2019 – $4.0 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At December 31, 2020, the Company recorded restricted cash of $1.2 million (December 31, 2019 – $13.9 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe the federal income and municipal tax assessments under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017.

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2020 and 2019

30.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company has been advised by its tax and foreign trade legal advisors that material fines that could result from non-compliance are imposable under statute with a five-year statute of limitations.

If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

The Company will continue to closely monitor the COVID-19 situation. Should the duration, spread or intensity of the pandemic further develop in 2021, the Company’s supply chain, market pricing, operations and customer demand could be affected. These factors may further impact the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets. The COVID-19 situation continues to evolve. The magnitude of its effects on the economy, and on the Company’s financial and operational performance, is uncertain at this time.

31.	SUBSEQUENT EVENTS

Acquisition of Premier Gold Mines

On December 16, 2020, the Company announced that it had entered into a definitive agreement with Premier Gold Mines Limited (“Premier”) whereby the Company will acquire all of the outstanding shares of Premier (the “Transaction”). On closing of the Transaction, Premier shareholders will receive 0.1967 of an Equinox Gold share.

On February 23, 2021, Premier securityholders voted to approve the Transaction. The Transaction is expected to close near the end of the first quarter of 2021 subject to certain regulatory approvals and other customary closing conditions.

By approving the Transaction, Premier securityholders also approved the spin-out to Equinox Gold and Premier shareholders shares of a newly created US-focused gold production and development company to be called i-80 Gold Corp.

On March 1, 2021, the Company announced that it had entered into an agreement with Orion Mine Finance Group (“Orion”) to acquire 10% from Orion’s current interest in the Hardrock Mine Project (the “Hardrock Project”) for consideration of $51 million plus certain contingent payment obligations (the “Hardrock Transaction”).

The Hardrock Project is a multi-million-ounce, fully permitted, construction-ready gold project located in Ontario, Canada and currently owned 50% by Orion and 50% by Premier Gold Mines Limited (“Premier”). Equinox Gold will acquire a 50% interest in the Hardrock Project upon completion of the Company’s pending acquisition of Premier, as announced on December 16, 2020, and will subsequently increase its interest to 60% upon completion of the Hardrock Transaction. Orion will hold a 40% interest in the Hardrock Project.